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Huntsman International LLC
500 Huntsman Way
Salt Lake City, UT 84108

July 26, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporation Finance

  Re:
  Supplemental Letter With Respect to Huntsman International LLC
  Registration Statement on Form S-4 (File No. 333-125652)

Ladies and Gentlemen:

        Huntsman International LLC (the "Company") is registering the exchange offer of its $175,000,000 7 3/8% Senior Subordinated Notes Due 2015 and its €135,000,000 7 1/2% Senior Subordinated Notes Due 2015 pursuant to its Registration Statement on Form S-4 (File No. 333-125652) (the "Exchange Offer") in reliance on the staff of the Securities and Exchange Commission's position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Company represents as follows:

        1.     The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the "Exchange Notes") and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

        2.     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters (such as Exxon Capital Holdings Corporation (available May 13, 1988) and similar letters) and (b) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

        3.     The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

        4.     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds old notes (within the meaning of the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such old notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

        5.     The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

          (a)   If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

          (b)   If the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such old notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

[signature page follows]

Very truly yours,

Huntsman International LLC
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Huntsman Propylene Oxide Ltd.
Huntsman Texas Holdings LLC
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By:	/s/ Samuel D. Scruggs Samuel D. Scruggs Authorized Officer
Tioxide Group
By:	/s/ J. Kimo Esplin J. Kimo Esplin Authorized Officer

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Huntsman International LLC 500 Huntsman Way Salt Lake City, UT 84108